Exhibit 12.01

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Years Ended December 31,
	2005		2004	2003	2002	2001
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$(144,289)		$399,536	$225,165	$42,229	$(18,457)

Distributed income of equity investees	32,334		2,141	553	14,089	10,747

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	546,313		164,156	68,995	2,073	1,083
Rentals: Equipment and office rent expense—33.33%	6,057		2,798	1,719	1,692	1,657

Total fixed charges	$552,370		$166,954	$70,714	$3,765	$2,740

Pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investees plus fixed charges and distributed income of equity investees	$440,415		$568,631	$296,432	$60,083	$(4,970)

Ratio of earnings to fixed charges	(A	)	3.4	4.2	16.0	(A )

(A)	Due to the company’s losses in 2005 and 2001, the ratio coverage in these years was less than 1:1. The company would have had to generate additional earnings of $111,955 and $7,710, respectively, to achieve coverage of 1:1 in these years.